Exhibit 1
COMPUGEN LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

U.S. DOLLARS IN THOUSANDS

UNAUDITED

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2011	2010
	Unaudited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$6,234	$7,300
Short-term bank deposits	17,486	14,524
Restricted cash	102	684
Trade receivables	-	21
Other accounts receivable and prepaid expenses	1,260	548
Receivables from funding arrangement	-	5,000

Total current assets	25,082	28,077

LONG-TERM INVESTMENTS:

Investment in Evogene	4,885	6,227
Long-term prepaid expenses	73	64
Severance pay fund	1,615	1,510

Total long-term investments	6,573	7,801

PROPERTY AND EQUIPMENT, NET	522	580

Total assets	$32,177	$36,458

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2011	2010
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$286	$507
Other accounts payable and accrued expenses	969	1,934

Total current liabilities	1,255	2,441

LONG-TERM LIABILITIES:

Research and development funding arrangement	3,304	4,037
Accrued severance pay	1,802	1,695

Total long-term liabilities	5,106	5,732

SHAREHOLDERS' EQUITY:

Share capital:
Ordinary shares of NIS 0.01 par value: 100,000,000 shares authorized at June 30, 2011 and December 31, 2010; and 34,294,454 and 33,915,545 shares issued and outstanding at June 30, 2011 and December 31, 2010, respectively	93	92
Additional paid-in capital	193,204	190,275
Accumulated other comprehensive income	5,056	6,405
Accumulated deficit	(172,537)	(168,487)

Total shareholders' equity	25,816	28,285

Total liabilities and shareholders' equity	$32,177	$36,458

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2011	2010
	Unaudited

Revenues	$-	$925

Cost of revenues	-	198

	-	727

Research and development expenses, net of governmental grants amounting to $ 503 and $ 524 for the six-month periods ended June 30, 2011 and 2010, respectively	2,812	2,450
Marketing and business development expenses	298	367
General and administrative expenses	2,692	1,565

Total operating expenses	5,802	4,382

Operating loss	(5,802)	(3,655)

Financial income, net	1,512	40
Other income, net	240	-

Net loss	$(4,050)	$(3,615)

Basic and diluted net loss per share	$(0.12)	$(0.11)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	34,169,391	33,142,182

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'	Total comprehensive
	Number	Amount	capital	income	deficit	equity	loss

Balance as of January 1, 2010	32,867,912	$88	$184,523	$4,071	$(161,284)	$27,398

Employee options exercised	1,047,633	4	2,416	-	-	2,420
Issuance of warrants in connection with research and development funding arrangement, net	-	-	999	-	-	999
Stock-based compensation relating to options and warrants issued to consultants	-	-	461	-	-	461
Stock-based compensation relating to options issued to employees	-	-	1,876	-	-	1,876
Realized gain on the investment in Evogene	-	-	-	(382)	-	(382)	$(382)
Unrealized gain on the investment in Evogene	-	-	-	2,716	-	2,716	2,716
Net loss	-	-	-	-	(7,203)	(7,203)	(7,203)

Total comprehensive loss							$(4,869)

Balance as of December 31, 2010	33,915,545	92	190,275	6,405	(168,487)	28,285

Employee options exercised	378,909	1	885	-	-	886
Stock-based compensation relating to options and warrants issued to consultants	-	-	168	-	-	168
Stock-based compensation relating to options issued to employees	-	-	1,876	-	-	1,876
Realized gain on the investment in Evogene	-	-	-	(240)	-	(240)	$(240)
Unrealized loss on the investment in Evogene	-	-	-	(1,109)	-	(1,109)	(1,109)
Net loss	-	-	-	-	(4,050)	(4,050)	(4,050)

Total comprehensive loss							$(5,399)

Balance as of June 30, 2011 (unaudited)	34,294,454	$93	$193,204	$5,056	$(172,537)	$25,816

*)	Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2011	2010
	Unaudited
Cash flows from operating activities:

Net loss	$(4,050)	$(3,615)

Adjustments required to reconcile net loss to net cash used in operating activities:
Non-cash stock-based compensation	2,044	1,323
Depreciation	90	100
Severance pay, net	2	122
Gain from the sale of property and equipment	-	(14)
Gain from the sale of Evogene shares	(240)	-
Changes in fair value of the embedded derivatives in the research and development funding arrangement	(733)	-
Decrease (increase) in trade receivables	21	(250)
Increase in other accounts receivable and prepaid expenses	(407)	(379)
Decrease in trade payables and other accounts payable and accrued expenses	(599)	(275)
Decrease in deferred revenue	-	(44)

Net cash used in operating activities	(3,872)	(3,032)

Cash flows from investing activities:

Changes in restricted cash	(5)	18
Proceeds from redemption of deposits	14,524	500
Investment in bank deposits	(17,791)	(9,844)
Purchase of property and equipment	(32)	(6)
Increase in long-term prepaid expenses	(9)	-
Proceeds from sale of investment in Evogene	233	-
Proceeds from sale of property and equipment	-	11

Net cash used in investing activities	(3,080)	(9,321)

Cash flows from financing activities:

Proceeds from issuance of shares, net	-	7,790
Proceeds from research and development funding arrangement	5,000	-
Exercise of options	886	1,343

Net cash provided by financing activities	5,886	9,133

Decrease in cash and cash equivalents	(1,066)	(3,220)
Cash and cash equivalents at the beginning of the period	7,300	15,139

Cash and cash equivalents at the end of the period	$6,234	$11,919

The accompanying notes are an integral part of the consolidated financial statements.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1:-       GENERAL

a.
Compugen is a drug and diagnostic discovery company that relies on unique computer-based discovery platforms to systematically predict and select novel product candidates in areas of high industry interest and unmet medical need.  Following this computer based prediction and selection, the resulting in silico novel molecules are synthesized and then validated utilizing traditional in vitro and in vivo experimental procedures. Compugen's business model is to provide an increasing number of these validated product candidates to pharmaceutical, biotech and diagnostic companies under licensing and other commercialization arrangements whereby the Company is entitled to receive advance fees or research revenues, milestone payments and revenue-sharing amounts from the development and commercialization by such companies of products based on its candidate molecules.

The Company's headquarters and research facilities are located in Israel.

b.	Investment in Evogene:

In 1999, the Company established a division focusing on agricultural biotechnology and plant genomics called Evogene Ltd. ("Evogene"). Evogene is an Israeli corporation primarily engaged in delivering improved plant traits to the agro-bio industry through the use of a platform combining computational genomics, molecular biology and breeding methods. Following an equity investment round with certain investors in February 2006, in which the Company's holdings were diluted to less than 20% of Evogene's Ordinary shares and through June 2007, the investment in Evogene was accounted for under the cost method of accounting, in accordance with Accounting Codification Statement ("ASC") 323-10. During June 2007, Evogene completed an initial public offering ("IPO") on the Tel-Aviv Stock Exchange. As of June 30, 2011, the Company holds 1,043,397 shares representing 2.9% of Evogene outstanding Ordinary shares.

As of June 30, 2011, the investment in Evogene was accounted for as available-for-sale marketable security in accordance with ASC 320-10, available-for-sale securities are carried at fair value, with the realized and unrealized gains and losses reported as a separate component of shareholders' equity under accumulated other comprehensive income.

c.
In 1997, the Company established a wholly-owned U.S. subsidiary, Compugen USA, Inc. and in 2008, a wholly-owned UK subsidiary, Compugen UK Ltd. During 2010, the UK subsidiary had been dissolved. The U.S. subsidiary had no significant operations.

d.
On December 29, 2010, the Company entered into a research and development funding arrangement (the "agreement") with an investor. Under the funding arrangement the Company received $ 5,000 in support of its Pipeline Program. For more information on the agreement see Notes 5 and 11 to the 2010 consolidated financial statements and Note 5 below.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2010 are applied consistently in these financial statements. For further information, refer to the consolidated financial statements as of December 31, 2010.

NOTE 3:-       UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ended December 31, 2011.

NOTE 4:-       SHAREHOLDERS’ EQUITY

On May 12, 2011 the shareholders approved the reservation of additional 3,000,000 ordinary shares to be available for future grants under the plan.

During the six month period ended June 30, 2011, the Company's Board of Directors granted total options to purchase 110,000 Ordinary shares of the Company. 10,500 and 99,500 options were granted to employees and consultants, respectively. The exercise price for the options granted during the six month period ended June 30, 2011 ranges between $ 4.76-$ 5.39 per share. Options' vesting period range is up to 4 years.

The Company used the following weighted-average assumptions for options granted during the six months period ended June 30, 2011: expected volatility in range between 78%-84%, risk free interest rates range between 2%-2.56%, dividend yield - 0%, expected term of the options is up to six years.

On May 12, 2011, the Company's shareholders approved to extend the exercise term of 380,000 fully vested options that were previously granted to one of Company's directors (formerly its CEO). The original exercise term of these options expired on December 31, 2010. According to the new terms, as approved by the Company's shareholders, the options will be exercisable until the earlier of: a) 180 days after resignation from his position as the Company's director, or b) April 19, 2015. The Company accounted for the above resolution as a grant of a new option award according to ASC 718. The fair value for this award was estimated using a Black & Scholes model with the following assumptions: risk-free interest 1.435%, dividend yields of 0%, expected volatility in range between 87.5% and an expected term of the options of 4 years. The fair value of the options determined to be $3.33. During the six-months period ended June 30, 2011, the Company charged to the statement of operations compensation cost of $ 1,264 related to this grant that is recorded as part of general and administrative expenses.

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4:-       SHAREHOLDERS’ EQUITY (Cont.)

During the six month period ended June 30, 2011 and 2010 the Company recorded share based compensation in total amount of $ 2,044 and $ 1,323, respectively.

As of June 30, 2011, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 2,637, which is expected to be recognized over a weighted average period of approximately 2.4 years.

NOTE 5:-       FAIR VALUE MEASURMENTS

The Company adopted the provision of ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") on January 1, 2008. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 -    quoted prices in active markets for identical assets or liabilities;

Level 2 -    inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 -    unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The changes in Level 3 liabilities measured at fair value on a recurring basis:

COMPUGEN LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 5:-       FAIR VALUE MEASURMENTS (Cont.)

Fair value of embedded derivatives

Balance at January 1, 2010	$-

Fair value of embedded derivatives within research and development arrangement	3,940
Change in fair value of embedded derivatives within research and development arrangement	97

Balance at December 31, 2010	4,037

Change in fair value of embedded derivatives within research and development arrangement	(733)

Balance at June 30, 2011 (unaudited)	$3,304

NOTE 7:-       DERIVATIVE INSTRUMENTS

None of the Company's derivatives qualify for hedge accounting under ASC 815-10. They are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of operations and included in financial income/expenses.

In the six month period ended June 30, 2011, the Company recorded net gain from forward contracts transactions in the amount of $ 512. In the six month period ended June 30, 2010 the Company recorded net losses from forward contracts in the amount of $ 20.

NOTE 8:-       COMMITMENTS AND CONTINGENCIES

a.	The Company provided a bank guarantee in the amount of $ 92 in favor of the lessor of its offices in Israel.

b.	Commitments in favor of the Government of Israel and other grants:

1.
As of June 30, 2011, the Company's aggregate contingent obligations for payments to Office of the Chief Scientist, ("OCS"), based on royalty-bearing participation received or accrued, net of interest, royalties paid or accrued, totaled approximately to $ 7,912.

2.
Under the OCS royalty-bearing programs, the Company is not obligated to repay any amounts received from the OCS if it does not generate any income from the results of the funded research program. If income is generated and the research program is successful, the Company is committed to pay royalties at a rate of 3% to 5% of sales of the products arising from such research program, up to a maximum of 100% of the amount received, linked to the U.S. dollar (for grants received under programs approved subsequent to January 1, 1999, the maximum to be repaid is 100% plus interest at LIBOR).

For the six month period ended June 30, 2011 the Company did not pay or accrue royalties to the OCS. For the period ended December 31, 2010 the Company had an aggregate of paid and accrued royalties to the OCS in the amount of $ 39.